SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Investor relations contact

Vania Fueyo Zarain

Investor Relations

vfueyo@homex.com.mx

HOMEX REPORTS 3Q15 EARNINGS RESULTS

Culiacán México, October 28, 2015—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [BMV: HOMEX] today announced financial results for the Third Quarter ended September 30, 20151.

Financial Highlights

During 2014 and 2013, the housing industry in Mexico faced a number of headwinds such as changes in the Housing Policy in Mexico, operating rules of the federal housing subsidy program, classification and score of land inventory, among others, which affected the viability and continuity of Homex’s housing developments in construction. As a result of these changes, the financial performance of Homex, and in general the housing industry in Mexico has been negatively affected.

Derived from the liquidity situation of the Company which was affected by the above mentioned changes, on April 30th, 2014 Homex filed a request for a pre-packaged Concurso Mercantil proceeding before the First District Court in Culiacán, Sinaloa. On July 3rd, 2015, the First District Court sitting in Culiacán, Sinaloa, México issued a judgment approving the “Convenios Concursales” (reorganization plans) presented by Homex. This resolution completes the Company’s Concurso Mercantil proceeding under Article 339 and Title Fourteenth of the Mexican Law of Concursos Mercantiles. Consequently the Company’s operations during the Concurso Mercantil period were limited.

On October 23, 2015, the Company announced that it had successfully emerged from the Concurso Mercantil proceeding and therefore the Plan of Reorganization became effective.  Homex is the first public company to conclude a successful restructuring under the reformed Concursos law and is now poised to re-emerge as a leader in the homebuilding industry. The Company intends to reactivate its operations on a more stable manner, as its re-organization plan is executed. Today Homex is well-capitalized, through the issuance of Ps.1.75 billion of convertible debentures.

The Company’s updated business plan, which was disclosed on October 23, 2015 and can be found at http://www.homex.com.mx/ri/index.php /shareholder information / re-structuring plan.

During the third quarter of 2015, the Company registered revenues for Ps.65.2 million, resulting in a negative operating income of Ps.149.6 million. The net income of Homex for the period was positive Ps.3,752.6 million principally derived by the Company’s other income which was driven by the capitalization of liabilities in accordance to the “Convenios Concursales” (reorganization plans) presented by Homex and approved by the First District Court sitting in Culiacán, Sinaloa on July 3rd, 2015.

For the nine-months accumulated period as of September 30, 2015, the Company registered revenues by Ps.232.5 million, resulting on a negative operating income of Ps.322.7 million. Homex net income for the nine-month accumulated period was Ps. 3,390.4 million principally derived by the other income line explained above.

As of September 30, 2015, the total debt position of Homex was Ps.6.4 billion.

1 Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS).

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON AS OF SEPTEMBER 30 2015 WITH DECEMBER 31, 2014
(Figures in thousands of pesos)
			September 30 2015		December 31 2014		% Change
ASSETS
CURRENT ASSETS
Cash and cash equivalents			54,072	0.2%	105,298	0.5%	-48.6%
Accounts receivable, net			1,353,263	6.1%	1,285,751	6.1%	5.3%
Inventories			446,652	2.0%	446,651	2.1%	0.0%
Anticipated Payemnts			158,139	0.7%	158,063	0.8%	0.0%
Other financial assets- net			546,398	2.5%	596,408	2.8%	-8.4%
Total current assets			2,558,524	11.5%	2,592,171	12.4%	-1.3%

Land held for future development and			6,168,558	27.8%
construction in progress					6,088,689	29.0%	1.3%
Property and equipment, net			328,336	1.5%%	390,003	1.9%	-15.8%
Other assets-net			2,198,787	9.9%	1,784,272	8.5%	23.2%
Deferred income taxes			10,935,629	49.3%	10,126,241	48.3%	8.0%
			19,631,310	88.5%	18,389,205	87.6%%	6.8%
TOTAL ASSETS			22,189,834	100.0%	20,981,376	100.0%	5.8

LIABILITIES AND STOCKHOLDERS'
EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions and
current portion of long term debt			5,744,845	25.9%	25,275,765	120.5%	-77.3%
Current portion of prison related long-term
			618,104	2.8%	581,165	2.8%	6.4%
debt			50,498	0.2%	222,933	1.1%	-77.3%
Accounts payable			3,730,920	16.8%	10,268,685	48.9%	-63.7%
Land suppliers			5,169	0.0%	1,203,447	5.7%	-99.6%
Advances from customers			408,160	1.8%	383,170	1.8%	6.5%
Contingent liabilities			3,435,550	15.5%	3,219,766	15.3%	6.7%
Taxes other than income taxes			3,093,989	13.9%	2,778,534	13.2%	11.4%
Deferred income taxes			1,321,654	6.0%	1,321,654	6.3%	0.0%
						0.0%
Total current liabilities			18,408,890	83.0%	45,255,119	215.7%	-59.3%
				0.0%		0.0%
Labor obligations			3,588	0.0%	4,460	0.0%	-19.5%
Deferred income taxes			2,053,680	9.3%	1,901,679	9.1%	8.0%
TOTAL LIABILITIES			20,466,158	92.2%	47,161,258	224.8%	-56.6%
						0.0%
STOCKHOLDERS' EQUITY						0.0%
Common stock			24,162,105	108.9%	425,444	2.0%	5579.3%
Additional paid-in capital			2,833,255	12.8%	2,833,255	13.5%	0.0%
Re purchase of shares for Management			(11,519)		(11,519)
Incentive Plan				-0.1%		-0.1%	0.0%
Retained earnings			(25,292,737)	-114.0%	(28,682,622)	-136.7%	-11.8%
Financial derivative instruments			-	0.0%	(423,712)	-2.0%	-100.0%
Other stockholders' equity accounts			80,753	0.4%	(272,375)	-1.3%	-129.6%
Majority stockholders' equity			1,771,857	8.0%	(26,131,529)	-124.5%	-106.8%
Minority interest			(48,181)	-0.2%	(48,353)	-0.2%	-0.4%
TOTAL STOCKHOLDERS' EQUITY			1,723,676	7.8%	(26,179,882)	-124.8%	-106.6%

TOTAL	LIABILITIES	AND	22,189,834		20,981,376
SHAREHOLDERS' EQUITY				100.0		100.0%	5.8%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF NINE MONTHS 2015 AND NINE MONTHS 2014

Figures in thousands of pesos (unless otherw ise indicated)	2015		2014		% Change
Number of homes	187		144		30%
REVENUES
Housing revenues	165,266	71.1%	313,175	85.9%	-47%
Construction revenues	38,844	16.7%	-	0.0%	-
Other revenues	28,360	12.2%	51,252	14.1%	-45%
TOTAL REVENUES	232,470	100.0%	364,427	100.0%	-36%

COSTS	189,171	81.4%	699,272	191.9%	-73%
GROSS PROFIT	43,299	18.6%	(334,845)	-91.9%	-113%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	366,044	157.5%	561,331	154.0%	-35%

OPERATING INCOME	(322,745)	-138.8%	(896,175)	-245.9%	-64%
OTHER (EXPENSES) INCOME, NET	4,529,521	1948.4%	(92,028)	-25.3%	-5022%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	1,450,873	624.1%	2,526,300	693.2%	-43%
Interest income	(882)	-0.4%	847	0.2%	-204%
Foreign exchange (gain) loss	1,149	0.5%	(72,318)	-19.8%	-102%
Derivative position (gain) loss	-	0.0%	-	0.0%
	-	0.0%	-	0.0%
	1,451,139	624.2%	2,454,830	673.6%	-41%
INCOME BEFORE INCOME TAX	2,755,637	1185.4%	(3,443,034)	-944.8%	-180%
INCOME TAX EXPENSE	(634,737)	-273.0%	340,516	93.4%	-286%
NET INCOME	3,390,374	1458.4%	(3,783,550)	-1038.2%	-190%
MAJORITY INTEREST	3,389,885	1458.2%	(3,776,173)	-1036.2%	-190%
MINORITY INTEREST	489	0.2%	(7,377)	-2.0%	-107%
NET INCOME	3,390,374	1458.4%	(3,783,550)	-1038.2%	-190%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF THREE MONTHS 2015 WITH THREE MONTHS 2014
Figures in thousands of pesos (unless otherw ise indicated)	3Q15		3Q14		% Change
Number of homes	90		22		309%
REVENUES
Housing revenues	51,099	78.4%	54,680	86.3%	-7%
Construction revenues	7,221	11.1%	-	0.0%	-
Other revenues	6,876	10.5%	8,659	13.7%	-21%
TOTAL REVENUES	65,196	100.0%	63,339	100.0%	3%

COSTS	49,804	76.4%	80,673	127.4%	-38%
GROSS PROFIT	15,392	23.6%	(17,334)	-27.4%	-189%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	165,021	253.1%	68,869	108.7%	140%
	-
OPERATING INCOME	(149,629)	-229.5%	(86,203)	-136.1%	74%
OTHER (EXPENSES) INCOME, NET	4,549,358	6978.0%	(18,263)	-28.8%	-25011%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	1,127,346	1729.2%	35,179	55.5%	3105%
Interest income	(406)	-0.6%	847	1.3%	-148%
Foreign exchange (gain) loss	406	0.6%	(41,999)	-66.3%	-101%
Derivative position (gain) loss	-	0.0%	-	0.0%

	1,127,346	1729.2%	(5,973)	-9.4%	-18974
INCOME BEFORE INCOME TAX	3,272,384	5019.3%	(98,493)	-155.5%	-3422
INCOME TAX EXPENSE	(480,217)	-736.6%	9,741	15.4%	-5030
NET INCOME	3,752,601	5755.9%	(108,234)	-170.9%	-3567
MAJORITY INTEREST	3,750,864	5753.2%	(103,866)	-164.0%	-3711
MINORITY INTEREST	1,737	2.7%	(4,368)	-6.9%	-140
NET INCOME	3,752,601	5755.9%	(108,234)	-170.9%	-3567

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 29, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer